Fold Holdings, Inc.

2942 North 24th Street, Suite 115, #42035

Phoenix, Arizona 85016

July 30, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fold Holdings, Inc. Registration Statement on Form S-1 (File No. 333-288623) Request for Acceleration of Effectiveness Date

Ladies and Gentlemen,

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Fold Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m. Eastern Time, on August 1, 2025, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Samuel P. Williams, Esq. of Brown Rudnick LLP at (617) 856-8353 and that such effectiveness also be confirmed in writing. Thank you for your assistance in this matter.

Very truly yours,

FOLD HOLDINGS, INC.

By:	/s/ Will Reeves
Will Reeves
Chief Executive Officer

cc:	Wolfe Repass, Fold Holdings, Inc.
Hailey Lennon, Fold Holdings, Inc.
Samuel P. Williams, Esq. of Brown Rudnick LLP
Ivan Chaykovskiy, Esq. of Brown Rudnick LLP